Exhibit 21.1
Subsidiaries

Subsidiary	State of Incorporation
Buffalo Hauling Corp.	New York

General Smelting and Refining, Inc.	Tennessee

Gulf Coast Recycling, Inc.	Florida

HHP Corporation	Tennessee

Lake Erie Recycling Corp.	New York

Mayco Industries, Inc.	Alabama

Metalico Alabama Realty, Inc.	Alabama

Metalico Aluminum Recovery, Inc.	New York

Metalico Niagara, Inc.#	New York

Metalico-College Grove, Inc.	Tennessee

Metalico-Evans, Inc	Georgia

Metalico-Granite City, Inc	Illinois

Metalico-Hartford, Inc.*	Connecticut

Metalico Rochester, Inc.**	New York

Metalico Syracuse, Inc.	New York

River Hills by the River, Inc.+	Florida

Samuel Frank Metal Company, Inc.++	New York

Santa Rosa Lead Products, Inc.	California

West Coast Shot, Inc.	Nevada

#	Formerly known as Metalico-Buffalo, Inc.

*	Inactive

**	Formerly known as Metallico Lyell Acquisitions, Inc.

+	Wholly-owned subsidiary of Gulf Coast Recycling, Inc.

++	Wholly-owned subsidiary of Metalico Rochester, Inc.